

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 8-K filed October 4, 2010
File No. 1-8787

Dear Mr. Benmosche:

    We have completed our review of your Form 8-K filed October 4, 2010 and do not have
any further comments at this time.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director